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EXHIBIT 99.1

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Third Quarter		Nine months ended September 30
	2005	2004	2005	2004
Revenues	$2,006	$1,703	$6,074	$5,030

Operating expenses
Cost of operations	617	535	1,895	1,493
Purchased raw materials	815	684	2,421	2,165
Depreciation, amortization and accretion	140	119	405	362

	1,572	1,338	4,721	4,020

Income generated by operating assets	434	365	1,353	1,010
Interest expense, net	50	35	126	104
Corporate and general administration	18	17	54	45
Research, development and exploration	16	14	43	33
Minority interest in earnings of subsidiaries	5	76	154	219

Income before undernoted	345	223	976	609
Other income	(5)	7	(5)	(10)
Tax expense	136	98	389	241

Net Income	$214	$118	$592	$378
Dividends on preferred shares	5	3	12	9

Net Income attributable to common shares	$209	$115	$580	$369

Basic earnings per common share	$0.57	$0.39	$1.76	$1.24

Diluted earnings per common share	$0.56	$0.38	$1.74	$1.23

Basic weighted average number of shares — 000s	368,275	296,517	329,933	296,122
Diluted weighted average number of shares — 000s	375,597	303,702	336,646	303,399

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	September 30 2005	December 31 2004
Assets
Current assets
Cash and cash equivalents	$692	$884
Accounts receivable	853	948
Metals and other inventories	1,508	1,436

	3,053	3,268
Operating capital assets	6,751	4,870
Development projects	1,573	1,166
Investments and other assets	334	324

	$11,711	$9,628

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,137	$1,265
Debt due within one year	103	570

	1,240	1,835
Long-term debt	2,922	2,736
Preferred share liabilities	877	122
Future income taxes	1,151	304
Asset retirement obligation, pension and other provisions	695	595
Stockholders' interests:
Interests of other shareholders	56	1,197
Shareholders' equity	4,770	2,839

	$11,711	$9,628

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Third Quarter		Nine months ended September 30
	2005	2004	2005	2004
Cash realized from (used for):
Operations
Net income	$214	$118	$592	$378
Charges (credits) not affecting cash:
Depreciation and amortization	146	133	402	360
Future taxes	32	93	156	146
Minority interest	5	76	154	219
Foreign exchange, and other	(5)	15	(37)	(27)

	392	435	1,267	1,076
Net change in accounts receivable, inventories and payables	(19)	(146)	(155)	(274)

Cash from operations	373	289	1,112	802

Investment activities
Capital investments	(187)	(189)	(459)	(459)
Investments and advances	(23)	(3)	(28)	125
Proceeds on dispositions	48	2	54	5

Cash used in investment activities	(162)	(190)	(433)	(329)

Financing activities
Long-term debt, including current portion
Issued	37	58	551	199
Repaid	(1,056)	(57)	(1,335)	(401)
Issue of shares — common	25	2	37	20
Share purchase plan repayment	1	—	3	—
Dividends paid	(43)	(31)	(107)	(90)
Issue of shares — minority shareholders	—	1	18	15
Dividends paid to minority shareholders	—	(8)	(38)	(25)

	(1,036)	(35)	(871)	(282)

Increase (decrease) in cash and cash equivalents	(825)	64	(192)	191
Cash and cash equivalents, beginning of period	1,517	628	884	501

Cash and cash equivalents, end of period	$692	$692	$692	$692

FALCONBRIDGE LIMITED
SALES VOLUMES & REALIZED PRICES

				Nine months ended September 30
		Third quarter
	100% basis, except as noted
		2005	2004	2005	2004
Metal Sales (tonnes, except as noted)
Copper
Copper business
CCR		79,826	65,533	215,436	216,205
Kidd Creek		21,902	23,040	73,307	59,760
Horne — (concentrates)		31,210	5,378	31,210	20,568
Antamina — (concentrates)	(33.75%)	20,047	22,537	64,285	58,488
Collahuasi — (concentrates)	(44%)	31,085	59,035	96,232	108,400
Collahuasi	(44%)	6,217	1,510	19,997	18,538
Lomas Bayas		15,534	16,271	49,369	44,952
Altonorte — (anodes)		40,115	18,646	112,839	117,310

		245,936	211,950	662,675	644,221
Nikkelverk		14,847	13,875	45,800	38,536

		260,783	225,825	708,475	682,757

Nickel		21,592	15,432	64,860	51,575
Ferronickel		4,783	6,247	18,036	20,832
Zinc
Copper business
Kidd Creek		31,034	34,496	104,285	94,696
Kidd Creek — (concentrates)		11,092	—	27,671	—
Antamina — (concentrates)	(33.75%)	9,111	13,617	34,948	47,767

		51,237	48,113	166,904	142,463
Zinc business
Brunswick/Matagami — (concentrates)		63,808	82,596	179,641	227,727

		115,045	130,709	346,545	370,190

Aluminum
Primary Aluminum — shipments		60,915	60,890	184,559	187,315
Norandal — shipments		45,545	43,658	134,707	131,842
Alumina — shipments	(50%)	86,554	—	266,152	—
Bauxite — shipments	(50%)	227,420	—	678,486	—
Lead		10,053	9,581	54,211	60,055
Molybdenum concentrate
Antamina	(33.75%)	538	160	1,717	318
Gold — 000 ounces		168	245	554	706
Silver — 000 ounces
CCR		7,676	8,868	25,156	28,387
Kidd Creek		1,136	949	3,391	3,096
Antamina	(33.75%)	308	624	1,071	1,702

		9,120	10,441	29,618	33,185

Average Realized Prices — (US$ per pound, except as noted)
Copper		1.72	1.34	1.58	1.25
Nickel		6.78	6.54	7.15	6.39
Ferronickel		7.03	6.49	7.10	6.35
Zinc		0.60	0.50	0.60	0.51
Aluminum		0.86	0.84	0.90	0.82
Lead		0.46	0.45	0.49	0.42
Gold — (US$ per ounce)		435.07	395.12	429.31	397.81
Silver — (US$ per ounce)		7.09	6.45	7.05	6.40
Exchange Rate (US$ = Cdn$1)		0.83	0.77	0.82	0.75
Exchange Rate (CLP = US$1)		556.08	627.72	564.33	614.97

FALCONBRIDGE LIMITED
PRODUCTION VOLUMES

				Nine months ended September 30
		Third Quarter
	100% basis, except as noted
		2005	2004	2005	2004
Mine Production (tonnes, except as noted)
Copper
Copper business
Kidd Creek		11,070	8,563	32,168	32,151
Antamina	(33.75%)	29,225	31,027	91,223	87,560
Collahuasi	(44%)	44,046	65,067	134,248	146,869
Lomas Bayas		15,583	15,719	48,108	46,361

		99,924	120,376	305,747	312,941
Matagami		—	2,113	—	5,993
Brunswick		1,683	1,447	4,508	4,646
Sudbury		6,151	6,640	19,142	17,919
Montcalm		1,611	181	3,775	358
Raglan		1,761	1,795	4,663	5,133
Other		205	3,165	7,485	10,538

		111,335	135,717	345,320	357,528

Nickel
Sudbury		4,096	6,796	15,784	16,928
Montcalm		2,585	348	6,738	628
Raglan		6,406	6,972	17,623	19,869

		13,087	14,116	40,145	37,425

Ferronickel		7,173	7,433	21,322	22,303
Zinc
Zinc business
Brunswick		67,220	64,619	206,288	200,479
Matagami		—	33,159	—	91,604

		67,220	97,778	206,288	292,083
Kidd Creek		33,313	25,594	97,502	57,086
Antamina	(33.75%)	18,635	15,186	57,121	55,964
Other		889	2,570	6,016	6,961

		120,057	141,128	366,927	412,094

Lead		19,340	17,383	58,682	54,808
Silver — 000 ounces
Copper business
Kidd Creek		1,033	1,088	2,897	3,039
Antamina	(33.75%)	714	770	2,468	2,159

		1,747	1,858	5,365	5,198
Brunswick		1,603	1,383	4,692	4,348
Matagami		—	129	—	362
Other		10	56	179	179

		3,360	3,426	10,236	10,087

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		80,905	63,180	215,115	209,628
Kidd Creek		34,795	30,957	101,094	83,077
Collahuasi	(44%)	6,737	6,894	20,001	18,715
Lomas Bayas		15,583	15,719	48,108	46,361

		138,020	116,750	384,318	357,781
Nikkelverk		9,987	7,857	28,639	26,837

		148,007	124,607	412,957	384,618

Copper anodes
Horne		41,253	27,611	105,738	112,044
Kidd Creek		35,546	31,870	106,255	85,123
Altonorte		79,458	56,469	218,853	187,561

		156,257	115,950	430,846	384,728

Refined nickel
Nikkelverk		21,447	15,994	64,084	50,952
Falcondo		7,173	7,433	21,322	22,303

		28,620	23,427	85,406	73,255

Refined zinc
Kidd Creek		31,664	23,248	105,202	87,624
Primary aluminum		60,245	62,308	183,323	185,170
Fabricated Aluminum		45,545	43,658	134,707	131,842
Alumina	(50%)	141,906	—	441,523	—
Bauxite	(50%)	512,768	—	1,453,977	—
Refined lead		7,690	4,549	52,234	57,937
Molybdenum concentrate	(33.75%)	573	323	1,496	645
Refined gold — 000 ounces		194	294	652	829
Refined silver — 000 ounces		8,214	8,461	25,487	28,820

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except per share amounts and as otherwise indicated)
(Unaudited)

1.     ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in Noranda Inc.'s ("Noranda's") 2004 annual consolidated financial statements except as discussed in Note 2 below. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with Noranda's audited annual consolidated financial statements and the accompanying notes included in the 2004 Annual Report.

        As is further described in Note 3, Noranda has acquired all of the issued and outstanding common shares of Falconbridge Limited ("the former Falconbridge") that it did not previously own. On June 30, 2005, Noranda amalgamated with the former Falconbridge and the newly amalgamated company ("Falconbridge" or the "Company") was continued under the name Falconbridge Limited.

2.     CHANGE IN ACCOUNTING STANDARDS

        Effective January 1, 2005, Falconbridge adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debentures and preferred shares (CICA 3860) and variable interest entities (AcG -15).

a)    Convertible Debentures

        The principal amount of Falconbridge's outstanding convertible debentures of Cdn$150 due on April 30, 2007 was previously classified as an equity instrument due to the Company's ability to settle principal payment by issuance of its shares. In accordance with the amended standard under CICA 3860, Falconbridge has presented the liability component of its convertible debentures as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debentures and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debentures over time are recorded as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $43, increase the liability component of convertible debentures by $98, decrease equity by $46 and decrease the cumulative translation adjustment by $9. Adoption of the new standard reduced earnings by $8 for the three months ended September 30, 2005 (2004 — $7) and reduced earnings by $8 for the nine months ended September 30, 2005 (2004 — $8).

b)    Preferred Shares Series H

        The Company has $Cdn150 of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to the Company's common shares after a specified date and were previously reported as equity instruments in accordance with their legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to the Company. The dividends paid are reported as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $14, increase liabilities by $122, decrease equity by $99 and decrease cumulative translation adjustment by $9. Adoption of the new standard reduced earnings by $8 for the three months ended September 30, 2005 (2004 — $8) and reduced earnings by $10 for the nine months ended September 30, 2005 (2004 — $8).

c)     Variable Interest Entities ("VIEs")

        Effective January 1, 2005, the Company adopted the recommendations of AcG-15 which details the requirements on the consolidation of VIEs. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. AcG-15 requires the Company to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

        As a result of the new standard, the Company has consolidated a customer securitization vehicle, which has purchased trade accounts receivable from the Company. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by $17 and increase current liabilities by $17 with no impact on opening retained earnings. During the quarter, the customer securitization vehicle was terminated. The impact of the adopting AcG-15 on the balance sheet as at September 30, 2005 and the consolidated statement of earnings for the nine months ended September 30, 2005 is nominal.

3.     BUSINESS COMBINATION

        During the quarter, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge is a producer of nickel, copper, cobalt and platinum and has mining and metallurgical operations mainly in Canada and South America.

        The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding former Falconbridge common shares.

        On June 30, 2005, the Company completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the former Falconbridge. The second step of the acquisition was completed by way of an amalgamation of Noranda and the former Falconbridge ("the Amalgamation") and the newly amalgamated company is continued under the name Falconbridge Limited. The results of operation of the former Falconbridge from April 1, 2005 to May 4, 2005 have been included in the company's consolidated statements of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

        The allocation of the purchase price related to this acquisition is preliminary and will be refined as information relating to the valuation of operating capital assets and development projects is finalized. The preliminary fair values of the assets and liabilities of the former Falconbridge and the preliminary allocation of the purchase consideration are as follows:

US$ millions except share price and number of shares
Calculation of preliminary allocation of purchase price:
Common shares of the Company issued to the former Falconbridge shareholders	132,840,681
The average closing market price of the Company's shares over the six trading days from March 4 through March 11, 2005 (the purchase offer announcement date was March 9, 2005)	$19.07

Fair value of the Company's common stock issued	$2,534
Fair value of vested options assumed by the Company	6
Direct acquisition costs incurred by the Company	22

Total purchase price	$2,562

Preliminary fair value of assets acquired by the Company
Cash and cash equivalents	353
Accounts receivable	178
Metals and other inventories	308
Operating capital assets	3,099
Development projects	588
Investments and other assets	45
Preliminary fair value of liabilities assumed by the Company
Accounts and taxes payable	(177)
Debt due within one year	(106)
Long-term debt	(480)
Future income taxes	(844)
Asset retirement obligation, pension and other provisions	(257)
Interests of other shareholders	(15)
Preferred shares assumed by the Company	(130)

Net assets purchased	$2,562

4.     ISSUANCE OF DEBENTURES

        On June 8, 2005, the Company sold $250 aggregate principal amount of 12-year notes and $250 aggregate principal amount of 30-year notes under the Company's base shelf prospectus. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

5.     JUNIOR PREFERRED SHARES

        On May 5, 2005, 63.4 million common shares of the Company were repurchased in exchange for 50 million of three series of junior preferred shares with a fair value of $1,250. In accordance with the amended CICA 3860, these preferred shares are accounted for as liabilities and they are measured at their fair value which is the closing quoted market price on the their first trading day of May 5, 2005. The junior preference shares consist of 20 million Series 1 Shares, 20 million Series 2 Shares, and 10 million Series 3 Shares. The holders of Series 1 Shares are entitled to receive dividends in the amount of $1.50 per share, per annum, payable quarterly. The Series 1 Shares are redeemable by the Company at any time and must be redeemed by the Company on the date that is five years plus one day from the date of issue of the Series 1 Shares. The holders of Series 2 Shares are entitled to receive dividends in the amount of $1.5625 per share, per annum, payable quarterly. The Series 2 Shares are redeemable by the Company at any time and must be redeemed by the Company on June 30, 2012. The holders of Series 3 Shares are entitled to receive dividends in the amount of $1.625 per share, per annum, payable quarterly. The Series 3 Shares are redeemable by the Company at any time and must be redeemed by the Company on June 30, 2015.

        On August 11, 2005, the Company redeemed a total of $500 of 20 million of its outstanding Junior Preference Shares. The Company redeemed 8 million Junior Preference Shares, Series 1, 8 million Junior Preference Shares, Series 2, and 4 million Junior Preference Shares, Series 3. Each Junior Preference Share was redeemed at a price of CDN$25.25 plus accrued and unpaid dividends for the period from and including July 1, 2005 to and including August 10, 2005.

6.     STOCK-BASED COMPENSATION

        During the third quarter, the Company granted two series of stock options. They consisted of 120,000 and 339,997 stock options at a price of CDN$24.79 and CDN$ 26.91 per share respectively. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 7-year term, 36% volatility, and weighted average expected annual dividend of 2.85% and 2.62% and interest rate of 3.73% and 3.81% respectively. The respective values of these two stock option series are being charged against net income over the vesting periods of the stock options.

        During the nine months ended September 30, 2005, a total of 1,301,197 stock options with an aggregate value of CDN$8.8 million were granted.

        Due to the amalgamation on June 30, 2005 (Note 3), the Company assumed the stock option obligations of the former Falconbridge. The stock options retained their original attributes with the exception that the number of stock options increased by a ratio of 1.77 and the exercise prices decreased by a ratio of 1.77 to reflect the acquisition price of one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The fair value of the unvested stock options as at June 30, 2005 amounted to $17. The value of the stock options was calculated using the Black Scholes valuation model, using the following weighted average assumptions: a 7-year term, 26% volatility and an expected dividend of 2.34%. The value is being charged against net income over the vesting periods of the stock options.

        Corporate and general administration, for the three months and nine months ended September 30, 2005, include compensation costs of $3 and $5 (2004 — $1 and $3 respectively), relating to outstanding options.

7.     EXCHANGE GAINS AND LOSSES ON HEDGES OF FOREIGN-DENOMINATED EXPOSURES

        The majority of the Company's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of the Company's assets are also denominated in their local currency and exposed to exchange volatility. The Company hedges its Canadian dollar costs using foreign currency exchange contracts.

        The Company's operating costs for the three months and nine months ended September 30, 2005 include realized exchange gains from the settlement of various cost hedge contracts of $17 and $49 (2004 — $16 and $55, respectively).

        Hedges of other foreign currency denominated monetary assets and liabilities, generated gains of $24 and $14 for the three and nine months ended September 30, 2005 (2004 — $31 and $11, respectively).

8.     CAPITALIZED INTEREST

        During the three and nine months ended September 30, 2005, the Company capitalized $14 and $33, respectively, of interest costs associated with projects under development (2004 — $8 and $25, respectively).

9.     POST — EMPLOYMENT BENEFITS

        Post-employment benefit expenses for the three and nine months ended September 30, 2005 and 2004 are summarized as follows:

	Three months		Nine Months
Periods ending September 30,
	2005	2004	2005	2004
Defined benefit plans	5	13	30	40
Defined contribution plans	4	3	9	8
Other benefits plans	10	7	24	19

	19	23	63	67

10.   SHAREHOLDERS RIGHTS PLAN

        On September 22, 2005, the Company announced the adoption of the shareholder rights plan, designed to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. The rights issued under the rights plan allows the rights holder (other than the acquiring person or related persons) to purchase common shares of the Company at half of the prevailing market price at the time when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without a bid made to all holders of the Company's common shares for all of their shares that is open for acceptance for not less than 60 days.

11.   SHAREHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US$ millions)

	September 30, 2005		December 31, 2004
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of period	296,970	$2,107	295,228	$2,084
Issued on exercise of stock options	2,656	40	1,704	22
Issued under dividend re-investment	65	1	38	1
Repurchased (Note 5)	(63,377)	(451)	—	—
Issued under amalgamation (Note 3)	132,841	2,534	—	—

Balance, end of period	369,155	$4,231	296,970	$2,107

Preferred Shares, Series F
Balance beginning and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning and end of period	8,754	137	8,754	137

Preferred Shares, Series 1
Balance, beginning of period	—	—	—	—
Assumed through amalgamation (Note 3)	90	1	—	—

Balance, end of period	90	1	—	—

Preferred Shares, Series 2
Balance, beginning of period	—	—	—	—
Assumed through amalgamation (Note 3)	4,787	78	—	—

Balance, end of period	4,787	78	—	—

Preferred Shares, Series 3
Balance, beginning of period	—	—	—	—
Assumed through amalgamation (Note 3)	3,123	51	—	—

Balance, end of period	3,123	51	—	—

Contributed Surplus
Equity component of the convertible debentures		42		42
Stock option valuation (Note 3)		10		3

		52		45

Basic weighted average number of shares — 000s		329,933		296,246

Diluted weighted average number of shares — 000s		336,646		304,122

Retained earnings (deficit):
Balance beginning of period, as previously reported		$288		$(130)
Change in accounting policy:
Reclassification of convertible debentures and
preferred shares series H (Note 2)		(57)		(38)

As restated		$231		$(168)
Net income		592		521
Dividends: Common		(96)		(110)
Preferred		(12)		(12)
Cost of shares repurchased in excess of their stated values (Note 5)		(799)		—

Balance, end of period		(84)		231

Currency translation and other at end of period		245		260

Total shareholders' equity		$4,770		$2,839

12.   SEGMENTED INFORMATION

        The Company has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Third Quarter 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,133	512	103	259	(1)	$2,006

Operating expenses
Cost of operations	241	184	48	145	(1)	617
Purchase of raw materials	532	156	41	86	—	815
Depreciation, amortization and accretion	66	44	9	13	8	140

	$839	384	98	244	7	$1,572

Income (loss) generated by operating assets	$294	128	5	15	(8)	$434

Interest expense, net						(50)
Corporate and general administration						(18)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(5)

Income before undernoted						$345
Other income						5
Tax expense						(136)

Net Income						$214

Capital investments	$73	71	10	17	16	$187

	Third Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$913	417	101	233	39	$1,703

Operating expenses
Cost of operations	209	137	52	105	32	535
Purchase of raw materials	412	109	38	99	26	684
Depreciation, amortization and accretion	60	25	14	9	11	119

	$681	271	104	213	69	$1,338

Income (loss) generated by operating assets	$232	146	(3)	20	(30)	$365

Interest expense, net						(35)
Corporate and general administration						(17)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(76)

Income before undernoted						$223
Other expense						(7)
Tax expense						(98)

Net income						$118

Capital investments	$71	104	2	7	5	$189

	Nine Months ended September 30, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$3,145	1,657	349	833	90	$6,074

Operating expenses
Cost of operations	747	575	135	421	17	1,895
Purchase of raw materials	1,482	443	152	291	53	2,421
Depreciation, amortization and accretion	189	117	26	36	37	405

	$2,418	1,135	313	748	107	$4,721

Income (loss) generated by operating assets	$727	522	36	85	(17)	$1,353

Interest expense, net						(126)
Corporate and general administration						(54)
Research, development and exploration						(43)
Minority interest in earnings of subsidiaries						(154)

Income before undernoted						$976
Other income						5
Tax expense						(389)

Net Income						$592

Total assets,excluding cash and short-term investments	$5,350	3,563	383	1,028	695	$11,019

Capital investments	$183	202	13	32	29	$459

	Nine Months ended September 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,595	1,329	296	678	132	$5,030

Operating expenses
Cost of operations	576	430	113	318	56	1,493
Purchase of raw materials	1,348	342	127	272	76	2,165
Depreciation, amortization and accretion	168	88	47	28	31	362

	$2,092	860	287	618	163	$4,020

Income (loss) generated by operating assets	$503	469	9	60	(31)	$1,010

Interest expense, net						(104)
Corporate and general administration						(45)
Research, development and exploration						(33)
Minority interest in earnings of subsidiaries						(219)

Income before undernoted						$609
Other income						10
Tax expense						(241)

Net income						$378

Total assets,excluding cash and short-term investments	$4,401	1,927	393	837	768	$8,326

Capital investments	$217	201	3	18	20	$459

13.   SUBSEQUENT EVENTS

        On October 11, 2005, Inco Limited ("Inco") announced a takeover bid for all outstanding common shares of the Company. The offer is comprised of part cash and part Inco common shares, which when prorated would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge share. The Inco Offer to Purchase and the accompanying Directors' Circular were filed with regulators and mailed to the shareholders of the Company on October 24 2005. The completion of the takeover bid requires acceptance by of 66 2/3% of all common shareholders of the Company on a fully diluted basis and is subject to regulatory approvals. The transaction is expected to be closed in the first quarter of 2006 if the stated conditions are satisfied or waived by Inco. The Company would be required to provide for the payment of a fee of up to $320 to Inco in the event that the acquisition is not completed for certain reasons.

14.   COMPARATIVE FIGURES

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated statements.

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FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") CONSOLIDATED RESULTS (US$ millions, unaudited)
FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (US$ millions)